SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934



                                  HAUSER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    419141403
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                              Kenneth C. Cleveland
                             2550 El Presidio Street
                              Long Beach, CA 90810
                                 (310) 637-9566
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                January 31, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 419141403
-------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Group N.A., Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | |
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               | |

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------- -------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
      NUMBER OF        -------- ------------------------------------------------
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,193,426
        EACH           -------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                0
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,193,426
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          | |

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 419141403
-------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Botanicals, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | |
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               | |

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------- -------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
      NUMBER OF        -------- ------------------------------------------------
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  1,204,955
        EACH           -------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                0
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,204,955
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,204,955
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          | |

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 419141403
-------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZATPACK INC.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | |
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               | |

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
---------------------- -------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                992,789
      NUMBER OF        -------- ------------------------------------------------
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,193,426
        EACH           -------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                992,789
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,186,215
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          | |

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 4 amends the Schedule 13D filed on June 24, 1999, as amended by Amendment No. 1, filed on January 14, 2000, as further amended by Amendment No. 2, filed on July 10, 2001, and as further amended by Amendment No. 3, filed on December 19, 2001 (as so amended, the "Schedule 13D") on behalf of Zatpack Inc. ("Zatpack"), an international business company organized under the laws of the British Virgin Islands, Zuellig Group N.A., Inc. ("ZGNA"), a Delaware corporation and a wholly owned subsidiary of Zatpack, and Zuellig Botanicals, Inc. ("ZBI"), a Delaware corporation and a wholly owned subsidiary of ZGNA (Zatpack, ZGNA and ZBI are collectively referred to as the "Reporting Persons"), relating to the common stock, par value $.001 per share ("Common Stock"), of Hauser, Inc. (the "Issuer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraph after the second paragraph of Item 3 of the Schedule 13D:

     On January 31, 2002, Zatpack sold the warrant to purchase 865,630 shares of Common Stock for aggregate proceeds of $779,067. Pursuant to the terms of such warrant, unless waived by the Issuer, the holder thereof may only exercise the warrant upon 61 days from the date that written notice of such exercise is received by the Issuer. The Issuer did not waive this provision.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraphs after the twelfth paragraph of Item 4 of the Schedule 13D:

     On January 31, 2002, Zatpack sold the Warrant for aggregate proceeds of $779,067.

     Each of the Reporting Persons intends to review, from time to time, their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Issuer.

Item 5. Interest in Securities of the Issuer.

     Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in its entirety to read as follows:

     (a) As of January 31, 2002, (i) Zatpack beneficially owned 3,186,215, shares of Common Stock, representing approximately 47.0% of the total Common Stock outstanding, (ii) ZGNA beneficially owned 2,193,426 shares of Common Stock, representing approximately 37.9% of the total Common Stock outstanding, and (iii) ZBI beneficially owned 1,204,955 shares of Common Stock, representing approximately 20.8% of the total Common Stock outstanding. These percentages are calculated on the basis of 5,781,965 shares of Common Stock outstanding as of September 30, 2001, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2001.

     By reason of the control Zatpack exercises over ZGNA, its wholly owned subsidiary, it may be deemed under Rule 13d-3 to own beneficially all of the shares owned by ZGNA and ZBI. By reason of the control ZGNA exercises over ZBI, its wholly owned subsidiary, it may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares owned by ZBI. This filing shall not be deemed an admission by Zatpack or ZGNA that either Zatpack or

ZGNA are, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this filing.

     (b) Zatpack has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 992,789 shares of Common Stock. ZGNA and Zatpack by virtue of its ownership of ZGNA, may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,193,426 shares of Common Stock. ZBI by virtue of its ownership by ZGNA, may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,204,955 shares of Common Stock.

     (c) Except for the transactions described in Item 4, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Exhibits A, B and C hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 2002                 Zatpack Inc.

                                        By: /s/  Harvey L. Sperry
                                            ------------------------------
                                                 Harvey L. Sperry
                                                 Attorney-in-Fact


                                        Zuellig Group N.A., Inc.

                                        By: /s/  Harvey L. Sperry
                                            ------------------------------
                                                 Harvey L. Sperry
                                                 Attorney-in-Fact


                                        Zuellig Botanicals, Inc.

                                        By: /s/  Harvey L. Sperry
                                            ------------------------------
                                                 Harvey L. Sperry
                                                 Attorney-in-Fact